Exhibit (d)(2)(a)
SCHEDULE A
TO THE SUB-ADVISORY AGREEMENT BETWEEN
FIRST FINANCIAL CAPITAL ADVISORS LLC AND
MUNDER CAPITAL MANAGEMENT

FUND	ANNUAL FEES	FIRST REAPPROVAL DATE
First Elite Money Market Fund	0.09% of the first $100 million of average daily net assets; 0.05% of average daily net assets in excess of $100 million, subject to an annual minimum fee of $60,000	___, 2007